LAS VEGAS RAILWAY EXPRESS, INC.
6650 VIA AUSTI PARKWAY, SUITE 140
LAS VEGAS, NV 89119

September 18, 2014

VIA ELECTRONIC MAIL
Michael Clampitt
Senior Counsel
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Las Vegas Railway Express, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed June 30, 2014
Form 10-Q for the Fiscal Quarter Ended June 30, 2014 Filed August 14, 2014 File No. 000-54648

Dear Mr. Clampitt,

By letter dated September 8, 2014, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Las Vegas Railway Express, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K for the Fiscal Year Ended March 31, 2014 filed June 30, 2014 (the “Annual Report”) and the Company’s Form 10-Q for the Fiscal Quarter Ended June 30, 2014 filed August 14, 2014 (the “Quarterly Report”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.
It is unclear whether the reseller agreement with Vacation.com, as announced in your press release dated June 10, 2014, has been executed. If the agreement has been executed, please tell us how you consider filing an Item 1.01 Form 8-K to report the event and filing the same as an exhibit to your periodic reports pursuant to Item 691(b)(10) of Regulation S-K.

RESPONSE: The Vacation.com reseller agreement has been executed; however, based on the Company’s determination that the overall impact of such agreement on the Company’s operations was not sufficiently material, the Company determined that it was not appropriate to disclose this document in an Item 1.01 Form 8-K.

Form 10-K for the Fiscal Year Ended March 31, 2014

Exhibits

2.	We note that you have identified each of the following as exhibits:

●	Exhibit 10.10 – Employment Agreement with Penny White, dated June 20, 2012;
●	Exhibit 10.11 – Asset Purchase Agreement, dated November 23, 2009;
●	Exhibit 10.12 – Consulting Agreement between the Company and Transportation Management Services, Inc. dated May 1, 2013;

●	Exhibit 10.13 – Advisory Agreement between the Company and FlatWorld Capital dated November 30, 2012;

●	Exhibit 10.14 – Leasing Agreement with Mid America Leasing Company dated September 5, 2013; and

●	Exhibit 10.15 – Agreement with Masterpiece Cuisine dated November 25, 2013

However, each exhibit appears to be blank, other than the reference, “See .pdf . . . .” which appears in each exhibit. We are unable to locate any of the respectively referenced documents and none of these exhibits appear to actually have been filed. Please amend the Form 10-K to file complete, legible versions of these exhibits.

RESPONSE: The foregoing exhibits were omitted from the Form 10-K due to a scrivener’s error, and, accordingly, the Company will amend the Form 10-K to include such exhibits.

Form 10-Q for the Fiscal Quarter Ended June 30, 2014

3.	Please tell us what consideration you gave to filing the following items as exhibits to your periodic reports pursuant to Item 601 of Regulation S-K:

●	Assignment and Use Agreement with Santa Fe Southern Railway dated April 23, 2014;

●	Service Agreement with Santa Fe Southern Railway dated May 15, 2014;

●	each of the agreements and promissory notes described under “Description of Indebtedness” on pages 23 – 25 of the Form 10-Q for the period ended June 30, 2014;

●	2014 Stock Option Plan;

●	Registration Rights Agreement and Securities Purchase Agreement with Iconic Holdings, LLC dated June 16, 2014; and

●	Investor Relations Agreement with Integrative Business Alliance LLC dated June 30, 2014.

RESPONSE:

●	The Company did not disclose as an exhibit the Assignment and Use Agreement with Santa Fe Southern Railway dated April 23, 2014 based on its determination that the overall impact of such agreement on the Company’s operations was not sufficiently material;

●	The Company did not disclose as an exhibit the Service Agreement with Santa Fe Southern Railway dated May 15, 2014 based on its determination that the overall impact of such agreement on the Company’s operations was not sufficiently material;

●	The Company did not disclose as an exhibit each of the agreements and promissory notes described under “Description of Indebtedness” on pages 23 – 25 of the Form 10-Q for the period ended June 30, 2014 based on its determination that the material terms of such agreements and notes were sufficiently described in such Form 10-Q;

●	The Company did not disclose as an exhibit the 2014 Stock Option Plan in error; this Stock Option Plan is substantially the same as the prior year’s plan and will be disclosed as an exhibit in the next periodic report;

●	The Company did not disclose as an exhibit the Registration Rights Agreement and Securities Purchase Agreement with Iconic Holdings, LLC dated June 16, 2014 in error; these agreements will be disclosed as an exhibit in the next periodic report; and

●	The Company did not disclose as an exhibit the Investor Relations Agreement with Integrative Business Alliance LLC dated June 30, 2014 based on its determination that the overall impact of such agreement on the Company’s operations was not sufficiently material.

In responding to the Staff’s comments, the Company acknowledges the following:

●           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours

/s/ Michael Barron
Michael Barron
Chief Executive Officer